UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-168915

THERMON INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

100 Thermon Drive
San Marcos, Texas 78666
(512) 396-5801

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

See Schedule A for additional registrants

9.500% Senior Secured Notes due 2017*
Guarantees of 9.500% Senior Secured Notes due 2017**

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)        ☐
Rule 12g-4(a)(2)        ☐
Rule 12h-3(b)(1)(i)    ☐
Rule 12h-3(b)(1)(ii)    ☐
Rule 15d-6        ☒

Approximate number of holders of record as of the certification or notice date: 0***

*     Thermon Industries, Inc. is the issuer of the 9.500% Senior Secured Notes due 2017.

**	Each of the additional registrants listed below is a registrant in respect of the Guarantees of the 9.500% Senior Secured Notes due 2017.
***     On May 20, 2013, all of the outstanding 9.500% Senior Secured Notes due 2017 of Thermon Industries, Inc. were redeemed.

SCHEDULE A - ADDITIONAL REGISTRANTS
Exact Name of Registrant as Specified in its Charter (1)	Commission File Number
Thermon Holding Corp.	333-168915-05
Thermon Manufacturing Company	333-168915-04
Thermon Heat Tracing Services, Inc.	333-168915-03
Thermon Heat Tracing Services-I, Inc.	333-168915-02
Thermon Heat Tracing Services-II, Inc.	333-168915-01

(1)	The address, including zip code, and telephone number, including area code, of each additional registrant's principal executive offices is 100 Thermon Drive, San Marcos, Texas 78666, (512) 396-5801.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants listed below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 24, 2013	THERMON INDUSTRIES, INC.
THERMON MANUFACTURING COMPANY
THERMON HEAT TRACING SERVICES, INC.
THERMON HEAT TRACING SERVICES-I, INC.
THERMON HEAT TRACING SERVICES-II, INC.

By: /s/ Jay Peterson
Name: Jay Peterson
Title: Secretary

Date: May 24, 2013	THERMON HOLDING CORP.

By: /s/ Jay Peterson
Name: Jay Peterson
Title: Chief Financial Officer, Senior Vice President, Finance

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

2